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                                    EXHIBIT 99.4: FORM OF LETTER TO SHAREHOLDERS

                      UNITED STATES LIME & MINERALS, INC.


                        13800 MONTFORT DRIVE, SUITE 330


                              DALLAS, TEXAS 75240



                               December 27, 2000


Dear Shareholder:

     Enclosed are the prospectus and other materials relating to the Rights Offering by United States Lime & Minerals, Inc. Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of United States Lime & Minerals Common Stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page 1 of the prospectus. You should also refer to the detailed Instructions for Use of United States Lime & Minerals, Inc. Subscription Certificates, included with this letter. The exercise of Subscription Rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.


     - You will receive 0.4566 non-transferable Subscription Rights for each share of United States Lime & Minerals Common Stock you owned on December 26, 2000. You will not receive fractional Subscription Rights, but United States Lime & Minerals will round your number of Subscription Rights down to the nearest whole number. For example, if you own 100 shares of Common Stock, you will receive 45 Subscription Rights. If you own 50 shares of Common Stock, you will receive 22 Subscription Rights.



     - You may purchase one share of Common Stock for each Subscription Right you receive at the Subscription Price of $5.50 per share.



     - If you fully exercise the Subscription Rights issued to you, you may subscribe for additional shares through the Over-Subscription Privilege. If Subscription Rights holders subscribe to purchase more than a total of 1,818,181 shares, shares purchased through the Over-Subscription Privilege will be allocated, based upon the number of shares each over-subscribing shareholder subscribed for pursuant to the Basic Subscription Privilege, as more fully described in the prospectus.



     - The Rights Offering expires at 5:00 p.m., Eastern Standard Time, on February 5, 2001. If you do not exercise your Subscription Rights before that time, they will expire and will not be exercisable for shares of Common Stock.



     If your shares are held in your name, a Subscription Certificate is enclosed. If you are a current or former employee who is a beneficial owner of shares in the Company's 401(k) plan (formerly the ESOP), the subscription rights attributable to those shares are reflected on an enclosed Subscription Certificate. If your shares are otherwise held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.


     If you do not exercise your Subscription Rights, your ownership in United States Lime & Minerals may be diluted. Please see page 6 of the prospectus for a discussion of dilution and other risk factors.

     If you have any questions concerning the Rights Offering, please feel free to contact Corporate Investor Communications, Inc. toll free at (866) 745-6678, or United States Lime & Minerals, Inc.'s Vice President of Finance, Company Secretary and Corporate Controller, Larry T. Ohms, at (972) 991-8400.

                                            Sincerely,

                                            /s/ TIMOTHY W. BYRNE
                                            Timothy W. Byrne
                                            President and CEO